Mississippi Plaza
201 N. Harrison St.
Davenport, IA 52801-1939
www.lee.net
Carl G. Schmidt
Vice President, Chief Financial Officer
and Treasurer
(563) 383-2179
Fax: (563) 327-2600
carl.schmidt@lee.net

July 18, 2006

Ms. Linda Cvrkel

Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D. C. 20549

Re:	Lee Enterprises, Incorporated
Form 10-K for the year ended September 30, 2005
Commission File No. 1-6227

Dear Ms. Cvrkel:

The following is in response to your May 5, 2006 letter, and our subsequent telephone conferences on May 9, 2006 and earlier today.

Comment 1

Background

The Company engaged Bearing Point, Inc. to assist in the comprehensive valuation of the intangible assets as of the acquisition date of Pulitzer, including a determination of the estimated useful lives of intangible assets. The Company utilized the requirements of SFAS 141 in its valuation process, including use of historical attrition information, as well as expected future revenue growth from existing advertisers, and operating margins generated from such advertisers.

For your information, advertising revenue generally represents more than 75% of the total revenue of a newspaper. As a result, the expected use of the advertising asset relationship is paramount to the future success of the business. In all of the Pulitzer locations, the acquired newspaper is the only, or at a minimum, the primary daily newspaper in the market area. This position makes newspapers an important vehicle for advertising by businesses with national scope, such as Target or Home Depot, as well as area businesses, such as real estate brokers, auto dealers, grocers, other retailers and more. This is especially true in the St. Louis market, and mid-size and smaller markets characteristic of the Company’s locations, that do not have the same degree of penetration of competing media as larger metropolitan markets, such as New York or Chicago.

Advertiser relationships, over the last several years, have also been extended to include online advertising on the newspapers’ local websites, further increasing the value of the relationship to the Company and the advertiser.

Many relationships with advertisers are subject to annual or other contracts, which are routinely renewed, without substantial cost or material modification, other than routine price and volume changes. Maintenance expenditures are not a factor.

Attrition Rates

The short period of time required to respond to the Staff’s April 6, 2006 letter did not allow for a complete analysis of attrition rates. As a result, the attrition rates provided to the Staff in the Company’s letter dated May 1, 2006 were not fully developed, for the following reasons:

•

The preceding year’s active customers were used to calculate attrition, instead of use of a fixed, base year, customer universe. As a result, the base was not consistent.  For example, the 2005 attrition rate used the 2004 active customers as the base instead of 2003. All the new customers in 2004 that did not advertise in 2005 were counted as inactive, but should have been excluded from the base as well.

•

Customers were categorized in specific advertising categories (retail, pre-print, national, etc).  If a customer did not advertise the following period in that specific category, it was counted as inactive. Using a more accurate method, they are counted as active provided they advertised, regardless of the category.

•

In the St. Louis market, it is common for advertisers to switch back and forth between the St. Louis Post-Dispatch (PD) and the Suburban Journals (SJ).  Under the previous method, this factor was not taken into account.  Using a more accurate method, if an advertiser is active in the PD one period and active in the SJ the following period, they would not be recorded as inactive in the PD.  As long as they advertise in one or the other during the period, they are counted as active.

As a result of your May 5, 2006 letter, our subsequent May 9, 2006 telephone conference, and the preliminary nature of the Company’s attrition rate calculations in our May 1, 2006 letter, the Company revised its calculations of attrition rates for the PD and the SJ, which together comprise approximately 63% of the identified advertising intangible assets.

Following is a revised comparison of attrition rates for the PD and SJ, including those used in the original valuation:

	Used in Valuation	YE Dec 2004	YE Dec 2005	LTM May 2006
St. Louis Post-Dispatch	6.54%	4.85%	5.86%	6.62%
Suburban Journals	12.01%	15.90%	9.67%	9.91%

As you know, use of lower attrition rates than used in the original valuation would increase the useful life of the intangible asset.  The updated attrition rates also reflect a weaker advertising environment for the last twelve months ended May 2006, which does not appear to have had a significant impact on attrition. Based on the more thorough analysis of attrition rates performed, the Company concludes that the original attrition rates used in the valuation remain appropriate.

Changes in Other Assumptions

Recognizing the concerns of the Staff related to the overall useful life of advertising intangibles, as expressed in its May 5, 2006 letter and our subsequent May 9, 2006 telephone conference, as well as the weaker environment for advertising that exists today, the Company revisited other key assumptions in the original valuation, as described below.

Advertising Growth Rates

The Company revised its assumptions with regard to future growth rates for advertising from its existing customer base for all years projected in the valuation. These revisions have only a nominal impact on the estimated useful life of the advertising intangibles.

Operating Margins

During our May 9, 2006 telephone conference, the Staff made reference to the operating margins used in the original analysis, comparing such margins to the overall operating margins of Pulitzer. The Company has made a further review of such margins and left such assumptions unchanged. The overall operating margins of Pulitzer were historically reduced by significant corporate costs that do not exist today, as well as by lower operating margins related to other aspects of Pulitzer’s business not relevant to the analysis of advertising intangibles. In addition, the references to “operating margins” in the valuation analysis are actually EBITDA margins, which are more reflective of cash flows and, of course, higher than true operating margins due to the absence of depreciation and amortization expense.

End Point of Useful Life

Finally, the original valuation assumed the useful life ended upon realization of 95% of the value of the original asset. Bearing Point advises that it uses 95% in all its valuations, is aware of other firms using this estimate, and that such a rate is also acceptable to the IRS. In light of the advertising environment that exists today, a more current view would revise this assumption to truncate the useful life upon realization of 90% of the original asset. The Company has effected this change for the PD and Tucson, the two largest entities, and the two entities with the longest useful lives.

Impact of Changes in Assumptions

The effect of the changes described above is to reduce the estimated useful lives of the advertising intangible assets as follows:

	Used in Valuation	Revised
St. Louis Post-Dispatch	24	19
Tucson	20	15
Overall	20.9	17.3
Overall, Excluding Tucson	21.0	17.6

The Company intends to account for the reduction in the average useful life from 21 years to 17 years as a change in estimate, in accordance with SFAS 154. The incremental amortization expense from the change in estimated useful life is approximately $5.5 million per year, beginning in the month of June 2006.

Impairment

The Company has also reviewed its fair value calculations of indefinite life masthead intangible assets in accordance with SFAS 142, using current assumptions, and concluded that its aggregate value should be reduced by approximately $5.5 million. This charge will be recorded as of June 30, 2006.

Disclosure

The Company intends to add language similar to the following to its Form 10-Q for the three months ended June 30, 2006:

The Company, based on its most recent analysis and  in conjunction with its  ongoing  requirement to assess the estimated useful lives of intangible assets, has concluded that the period of economic benefit of certain identified intangible assets related to the Pulitzer acquisition has decreased.  As a result, the weighted-average useful life of customer lists will be decreased prospectively from approximately 21 years to 17 years.

The change in estimated useful life of such assets resulted in recognition of additional amortization expense of $0.5 million in the three months ended June 30, 2006, of which $0.1 million is recorded in equity in earnings of associated companies. The Company expects amortization expense to increase by approximately $1.4 million in the three months ending September 2006 and $5.5 million in its fiscal year ending September 2007.  This change in non-cash amortization expense has no impact on the Company’s cash flows or debt covenants.

In the three months ended June 30, 2006, the Company also recorded a separate non-cash charge of $5.5 million to reduce the value of non-amortized masthead intangible assets of Pulitzer, of which $4.9 million is recorded in amortization expense and $0.6 million is recorded in equity in earnings of associated companies.

* * * *

Please contact me at 563-383-2179 or Carl.Schmidt@lee.net if you wish to further discuss any of the above matters.

Sincerely,

Carl G. Schmidt

Vice President, Chief Financial Officer and Treasurer